March 9, 2007

Anita Karu, Esq.
SECURITIES AND EXCHANGE COMMISSION
100 F. Street, N.E.
Washington, D.C. 20549

Re: Action Fashions, Ltd.
Registration Statement on Form 10-SB
Filed on January 24, 2007
File No. 0-52413

Dear Ms. Karu:

Thank you for your comments regarding the above referenced Registration Statement. In accordance with your request, we have revised the Registration Statement and Form 10-QSB and have included herewith, originals and Redline copies for your review. The changes are described below and keyed to your comment letter which is attached for your convenience.

General

2. We have corrected the filing form type.

3. We have eliminated the Private Securities Litigation Reform Act Language.

Item 1. Description of Business, page 1

The Company, page 1

4. We began business operations on June 1, 2005.

The Business, page 1

5. We have revised this section to emphasize that our business currently consist of one retail location located in Fort Collins, Colorado. In regard to the development stage company issue, please be advised that we have discussed this issue at length with our auditors. We have been informed by our auditors that, in their opinion, the company is not a development stage company. Accordingly, based upon the opinion and advice of our auditor, we have omitted all references to “a development stage company” throughout the document. Accordingly, we have added a management’s discussion and analysis of financial condition and results of operations discussion in our management’s discussion and analysis section.

6. We have disclosed that our auditors have expressed concern about our ability to continue as a going concern.

7. We have disclosed that our sole executive officer/director holds 98% of our shares, is our only employee and have added a risk factor in this regard.

8. We have changed the description of the business to better reflect its size and activities.

General Market, page 1

9. We have provided the reference for the market size reported. Unfortunately, we do not have more recent date than the 2002 Census Bureau.

Merchandise / Product, page 1

10. We have provided support for each of the supplier descriptions. We have accounts or relationships with each of our suppliers but do not have contracts to file as exhibits.

11. We have omitted the “100% markup” language from the registration statement to avoid confusion with the reader. However, we generally try to mark up our product 100% over wholesale prices. Accordingly, while a customer could buy the same products directly from the supplier, they would be charged the retail price, would then incur the shipping costs and often returning the products is difficult. Accordingly, most of our customers prefer have the opportunity to try on the apparel before purchasing, especially the children, and not incur the additional shipping costs. Exchanges and returns are also easier when buying direct from our retail store.

12. While we believe we do have strong relationships with our suppliers, we have omitted this language to avoid confusion with the reader.

Business Strategy, page 3

13. G.K. Gymnastics, Inc. is the gymnastics and dance school/studio that our retail store is located in. We have provided a more detailed description of our relationship in the registration statement. The “Affiliate” language in Note 3 was an error and has been corrected.

14. We have revised the language pertaining to this comment to better describe our business and why we believe we have an advantage over our competitors.

15. Our customer base is the students and families of the gymnastics and dance school/facility. G.K. Gymnastics has approximately 700 students.

16. We have revised the language pertaining to this comment to better describe our business and customer service.

17. We have revised the language pertaining to this comment to better describe how our customer purchase our products and how our merchandise is presented.

18. We have added language to describe how we intend to expand our business, our goals, anticipated dates and funding needed.

Distribution Methods of the Products, page 6

19. We have revised the sentence to indicate that there is no assurance of the revenue increase that we project from future expansion.

Number of total employees and number of full time employees, page 7.

20. We have revised the language pertaining to this comment to indicate that we do not plan on hiring any full time employees.

Item 1a. Risk Factors, page 7

21-31 We have substantially revised all of the risk factors to eliminate those risk factors which are duplicative and do not pertain to our business. In addition, we have eliminated mitigating language, headings that simply state facts and the Risk Factors section headings.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 13.

32. We have included a discussion of our critical accounting policies under this section heading.

Plan of Operation, page 13

33. As discussed above, because we believe that the company is not a development stage company, we have added a Management’s discussion and Analysis section. In addition, we have revised the discussion to include our anticipated plan for the next 12 months, cash requirements and detailed steps to obtain our goals.

34. We have further detailed the program we intend to offer to existing gymnastics and dance schools/studios.

35. We have revised the language pertaining to this comment to better describe our growth and expansion plans.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 15.

36. We have revised the first sentence to refer to our sole director/executive officer.

Item 6. Executive Compensation, page 15.

37. We have revised the first sentence to indicate that our Chief Executive Officer is our sole executive officer.

38. We have revised our executive compensation table to comply with the new disclosure requirements and have referred to Securities Act Releases 87332A and 8765 in this regard.

Employment Agreements

39. We have revised the heading to refer to only one agreement.

Compensation of Directors

40. We have revised this heading to clearly indicate that we have only one director.

Item 8. Description of Securities, page 16.

41. We have added a discussion of the outstanding note to Mr. Koehnke.

42. We have added the disclosure by Item 201(a)(2) of Regulation S-B.

Miscellaneous

43. We have deleted language responsive to this comment.

Part F/S

General

44. We began operations on June 1, 2005 and have revised the registration statement to clearly indicate this date.

45. We have updated the financial statements as required by 310(g) of Regulation S-B.

46. We have deleted all references to development stage company.

Balance Sheet

47. Our business does not require any fixed assets/property.

Statements of Operations

48. We generally purchase our merchandise at a wholesale discount of 50% off of retail. However, we do not receive this wholesale discount on all products. We generally attempt to sale the merchandise at a 100% markup. However, in order to move products we often significantly discount the prices which affects our bottom line.

Notes to Financial Statements

General

49. The costs of goods sold line item includes inventory and freight. The administrative line item includes bank charges and office expenses.

Note 1. Summary of Accounting Policies

f. Revenue Recognition

50. We have revised this note to reflect only that revenue is recognized at the time of sale.

51. Nearly 100% of our revenues are generated from sales at our business site. The note has been revised accordingly.

52. We have revised the language pertaining to this comment as discussed in our response to comment #50 above.

i. Recent Accounting Pronouncements

53. We have revised the language to reflect that we have adopted such standards.

Note 3. Related Party Transactions

Employer Agreement

54. In response to your comments, we have revised our financial statements to charge the compensation expense ratably over the term of the employment agreement (48 months).  In addition, we have reclassified the entire note payable balance of $475,000 to current liabilities due to the acceleration clause included in the promissory note.  Due to the acceleration clause and recording of the entire note payable balance, the difference between the note payable balance and the amount of compensation expense incurred through the respective periods has been capitalized to prepaid compensation in the financial statements.

Asset Purchase Agreement

55. The journal entry for the purchase of the assets was shown as debited inventory and credited a note. We and our auditors have reviewed EITF 98-3 for guidance on this issue and have determined that the purchase of the inventory (i.e., leotards, warm-up outfits and dance and gymnastic shows) does not meet the requirements within EITF 98-3 that would require purchase accounting.

The payment that was due under the note that was used for the purchase was due in five years.

We did not hold any assets and had no operations prior to the date of the asset purchase agreement.

Office Lease

56. We have provided the applicable disclosure required by paragraph 23(b) of SFAS 13.

Note 4. Stockholders’ Deficit

Common Stock

57. Mr. Keefe is a personal friend of Mr. Koehnke and agreed to provide resident agent services as a personal favor to Mr. Koehnke. The company agreed to issue 500 shares of its common stock as payment for Mr. Keefe’s services. For consistency, all stock transactions were valued equally and the transaction was viewed as insignificant given that typical resident agent services are less then $100.

Note 5. Income Taxes

58. We have revised this note in response to your comments so that it complies with SFAS 109.

Form 10-QSB for the Quarterly Period Ended December 31, 2006

59. We have addressed the comments above in our interim filings, as applicable.

Financial Statements

60. We have attached the notes to the financial statements.

Item 2. Management’s Discussion and Analysis or Plan of Operations

61. We have revised the first paragraph to refer to “unaudited.”

62. We have revised the second paragraph to delete the reference to “Risk Factors.”

63. We have revised the third paragraph to refer to “report.”

Item 3. Controls and Procedures

64. We confirm that we maintained disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

65. We have revised the reference to our Chief Executive Officer/Chief Financial Officer to remove the implication that there are two separate persons.

66. We have revised the disclosure to note that there were no changes to our internal control that have materially affected, or reasonable likely to materially affect our internal control.

Exhibit 23.1

67. We have deleted Exhibit 23.1

Exhibit 31.1

68. We have revised the certification to comply with Item 601(b)(31) of Regulation S-B.

In responding to your comments, we have attempted to fully address all issues raised. Should you have any additional comments or questions, please contact the undersigned at your convenience.

Best regards,

Phillip E. Koehnke, APC